WSi Interactive Corporation
News Release - November 14th, 2000
CDNX: OTC: FWB:	WIZ WIZZF WSJ

WSi Interactive Corporation announces First Quarter Results

	Sept 30
	2000	1999

Revenue	639,913	814,493
Net Loss	(1,168,768)	(243,357)
Loss Before Amortization	(917,286)	(212,431)

	Sept 30
	2000	1999

Cash	367,503	717,237
Working Capital	1,467,013	1,456,785
Total Assets	7,726,867	2,312,533
Shareholders Equity	6,445,524	1,708,765

For a complete copy of the first quarter results, please access the Company's website at www.ws-i.com or the SEDAR database at www.sedar.com.

WSi generates revenue by marketing and selling products and services based on its core competencies of integrated marketing, web and business development services and its investments in content and infrastructure of other Internet businesses.

WSi Continues Restructuring

As part of the corporate restructuring announced in the November 6 and November 14, 2000 news releases, WSi has reduced its permanent labour force to approximately 20 people. The Company will engage additional personnel on a contract basis as required. This will enable WSi to reduce its fixed overhead costs while continuing to provide its clients with quality marketing and internet services.

WSi not proceeding with Warrant and Stock Option Repricing

Further to the Company's news release dated November 1, 2000, the Company is not proceeding with the repricing of outstanding warrants and stock options as announced in that news release.

The Business of WSi

WSi Interactive Corporation is an innovative business development and marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet. WSi builds, manages and markets online businesses in the financial, e-tail and e-commerce, entertainment, and e-advertising sectors.

WSi focuses on early-stage companies where it can add significant value to the investment through a network of relationships and strategic alliances, using its experience to help Internet companies to build traffic, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com

ON BEHALF OF THE COMPANY

Theo Sanidas, President

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.